May 4, 2009

VIA EDGAR AND COURIER

Rolaine S. Bancroft, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Suisse Asset Repackaging Depositor LLC
Registration Statement on Form S-3
File No. 333-157022

Dear Ms. Bancroft:

On behalf of Credit Suisse Asset Repackaging Depositor LLC (the “depositor”), we transmit for filing, under the Securities Act of 1933, Pre-Effective Amendment No. 1 to the registration statement on Form S-3, File No. 333-157022 (the “Registration Statement”).  For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the Registration Statement filed on January 30, 2009.

Provided below are the depositor’s responses to the staff’s comments of February 17, 2009.  For ease of reference, the staff’s comments have been repeated below in italics.  Each comment is followed by the depositor’s response, and we refer to each of your comments by the number assigned to it by you.

Registration Statement on Form S-3

General

COMMENT:

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

RESPONSE:

The depositor confirms that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  No affiliate of the depositor has offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering.

COMMENT:

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  All finalized agreements should be filed no later than four business days from the closing date of each takedown.  Refer to Item 1100(f) of Regulation AB.  Please confirm that you will file the material agreements within four business days of takedown.

RESPONSE:

The depositor confirms that, for each takedown, all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  The depositor confirms that the material agreements will be filed no later than four business days from the closing date of each takedown.

COMMENT:

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

RESPONSE:

The depositor confirms that it will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement

General

COMMENT:

4.
Please revise to remove references to proposed rule changes regarding the TLG Program.  Material changes to the program and the related certificates will need to be disclosed in a post-effective amendment.

RESPONSE:

The disclosure has been revised to remove the statement that any amendments to the TLG Program will be disclosed in a prospectus supplement that would supersede any disclosure in the base.  See pages 18-19 and 30-31 of the base prospectus.  We have retained the language regarding the potential for changes in the TLG Program as such changes might occur after the date that certificates of any series are registered.

COMMENT:

5.
We note your risk factor discussion on page 15 of the base prospectus that you will not independently determine whether the underlying securities will comply with the requirements of the TLG Program.  Please revise to disclose that fact in both summaries.

RESPONSE:

The summaries in the base prospectus and prospectus supplement have been revised in accordance with this comment.  Please see page 6 of the base prospectus and page S-7 of the prospectus supplement.

COMMENT:

6.
We note your diagram on page 13.  It is unclear to us why the depositor is issuing the public certificates to the underwriter.  Accordingly, it is unclear to us why the issuing entity is issuing certificates to the depositor.  Please advise and revise your disclosure, as appropriate.

RESPONSE:

Pursuant to a trust agreement, the issuing entity will issue the certificates to the depositor in exchange for the conveyance by the depositor of the related TLG debt securities to the issuing entity or the trustee, on behalf of certificateholders.  The depositor will sell the certificates issued to it to the underwriters pursuant to an underwriting agreement.  Both the diagram on page 13 of the base prospectus and page S-15 of the prospectus supplement have been revised in accordance with this comment to make clear that the issuing entity is issuing the certificates to the depositor in exchange for the conveyance by the depositor of the related TLG debt securities to the issuing entity or the trustee, on behalf of certificateholders, which are then sold by the depositor to the underwriters pursuant to an underwriting agreement.

* * * * *

As discussed, we are hoping to complete the review process shortly and hope to be declared effective by May 11.  In this regard, we would appreciate your attention to this filing in a manner that would enable us to meet this time-frame, understanding the many demands facing the Commission.

* * * * *

Please contact me at 212-325-7198 or helena.willner@credit-suisse.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Helena M. Willner, Esq.
Helena M. Willner, Esq.

cc: Daniel M. Rossner, Esq. – Sidley Austin LLP